Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Globalpaynet Holdings, Inc.

We consent to the inclusion in this Registration Statement on Form S-1/A Amendment No. 2 filed with the SEC on July 2, 2010 (the “Registration Statement”), of our report dated May 14, 2010, relating to the consolidated balance sheets of Globalpaynet Holdings, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended December 31, 2009, and for the period from December 31, 2004 (inception) through December 31, 2009 appearing in the Prospectus, which is a part of such Registration Statement.  We also consent to the reference to our firm under the caption “Experts” in such Registration Statement.

/s/ Li & Company, PC
Li & Company, PC

Skillman, New Jersey
July 2, 2010